4775 M.L. King Jr. Pkwy Beaumont, TX 77704-1792 (409) 838-0441 Fax: (409) 838-1066	6410 Long Dr. Houston, TX 77087 (713) 644-8182 Fax: (713) 644-7805

October 25, 2013

Mr. Brian Cascio, Accounting Branch Chief

U. S. Securities and Exchange Commission

Washington, DC 20549

Re: American Electric Technologies, Inc.

Form 10-K for the fiscal year ended December 31, 2012

Filed March 28, 2013

File No. 000-24575

Dear Mr. Cascio:

This letter sets forth the response of American Electric Technologies, Inc. (the “Company”) to the comment letter, dated October 18, 2013, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2012, that was filed with the Securities and Exchange Commission (the “Commission”) on March 28, 2013.

To facilitate your review, each of the Staff’s comments, followed by the Company’s response, are set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2012

Financial Statements

Note 6. Advances to and Investments in Foreign Joint Ventures’ Operations, page F-1

1. We note the significance of your investments in joint ventures to your financial statements. In future filings, please revise to include all disclosures required by Rule 8-03(b)3 of Regulation S-X for your equity investees. For example, we note that you have not included gross profit in your disclosures.

Response 1. The Company will include all disclosures required by Rule 8-03(b)3 of Regulation S-X for its significant equity investees in its future filings.

2. In light of the significance of your investments in joint ventures please explain to us how you considered whether providing separate full equity method investee financial statements for the more significant investees would be material to an investor’s understanding of your financial statements. We note that net sales of BOMAY increased from $53.6 million in fiscal 2011 to $84.6 million in fiscal 2012 and exceeded your consolidated net sales each period and net equity income from foreign joint ventures’ operations represented most of your net income for fiscal 2012.

Response 2. The Company has considered the value to investors of providing separate full equity investee financial statements for its significant investees. The Company also considered the usefulness to investors of the information it currently provides. The Company considered whether the inclusion of such investee financial statements might distract investors attention from the financial results of the Company’s domestic operations which we believe is a better indicator of performance for investors. The Company further considered that the inclusion of such investee financial statements are not required in its filings as long as the Company reports as a “smaller reporting company”. The Company also considered the additional costs which would be incurred in providing separate full equity investee financial statements for its significant investees. As a result of these considerations, the Company has determined not to provide separate full equity investee financial statements for its significant investees at this time.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2012;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K for the fiscal year ended December 31, 2012; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to this response, please call me at (713) 644-8182.

Sincerely,

/s/ Andrew L. Puhala
Andrew L. Puhala
Senior Vice President and Chief Financial Officer